STATEMENT OF INVESTMENTS
Dreyfus Premier New Leaders Fund
September 30, 2007 (Unaudited)

Common Stocks--99.9%	Shares	Value ($)
Commercial & Professional Services--6.6%		
AmerisourceBergen	392,400	17,787,492
Avnet	443,300 a	17,669,938
CDW	22,300	1,944,560
Dun & Bradstreet	155,800	15,363,438
Manpower	275,600	17,734,860
Patterson Cos.	201,600 a	7,783,776
SEI Investments	233,500	6,369,880
		84,653,944
Communications--2.3%		
Qwest Communications International	3,207,600 a	**29,381,616**
Consumer Durables--2.6%		
Black & Decker	65,800	5,481,140
Mattel	1,206,700	28,309,182
		33,790,322
Consumer Non-Durables--4.3%		
Crocs	122,200 a	8,217,950
Dean Foods	337,600	8,635,808
International Flavors & Fragrances	150,400	7,950,144
McCormick & Co.	266,500	9,586,005
Molson Coors Brewing, Cl. B	49,000	4,883,830
NBTY	34,800 a	1,412,880
Pepsi Bottling Group	392,000	14,570,640
		55,257,257
Consumer Services--8.5%		
Darden Restaurants	354,400	14,835,184
Expedia	218,200 a	6,956,216
First Marblehead	217,600	8,253,568
Liberty Media-Capital, Ser. A	128,000 a	15,978,240
Meredith	53,500	3,065,550
NutriSystem	211,700 a	9,926,613
Starwood Hotels & Resorts Worldwide	76,900	4,671,675
Tribune	81,744	2,233,246
Wynn Resorts	275,700	43,439,292
		109,359,584
Electronic Technology--10.5%		
AVX	133,600	2,150,960
Harris	225,200	13,014,308
Intersil, Cl. A	512,800	17,142,904
NCR	463,200 a	23,067,360
Network Appliance	327,300 a	8,807,643
Novellus Systems	497,300 a	13,556,398
Precision Castparts	181,500	26,858,370
Rockwell Collins	64,700	4,725,688
Synopsys	177,500 a	4,806,700
Western Digital	268,400 a	6,795,888
Xerox	827,100 a	14,341,914
		135,268,133
Energy Minerals--6.9%		
Chesapeake Energy	1,122,100	39,565,246
Holly	161,100	9,638,613
Tesoro	574,300	26,429,286
Western Refining	81,900	3,323,502

XTO Energy	150,400	9,300,736
		88,257,383
Finance--19.4%		
Ambac Financial Group	84,100	5,290,731
Assurant	270,500	14,471,750
Axis Capital Holdings	243,900	9,490,149
CB Richard Ellis Group, Cl. A	529,200 a	14,732,928
Cincinnati Financial	174,100	7,540,271
CIT Group	410,100	16,486,020
Comerica	295,200	15,137,856
HCC Insurance Holdings	276,900	7,930,416
Hospitality Properties Trust	271,700	11,044,605
Host Hotels & Resorts	654,710	14,691,692
HRPT Properties Trust	391,000	3,866,990
Huntington Bancshares/OH	826,600	14,035,668
IntercontinentalExchange	33,100 a	5,027,890
iStar Financial	236,500	8,038,635
Jones Lang LaSalle	112,900	11,601,604
Marshall & Ilsley	228,500	10,001,445
MBIA	200,600	12,246,630
People's United Financial	405,400	7,005,312
ProLogis	512,000	33,971,200
Safeco	160,000	9,795,200
SL Green Realty	35,800	4,180,366
Weingarten Realty Investors	114,600	4,751,316
Willis Group Holdings	232,300	9,510,362
		250,849,036
Health Care Technology--2.7%		
C.R. Bard	61,200	5,397,228
Forest Laboratories	242,100 a	9,027,909
Millennium Pharmaceuticals	994,800 a	10,097,220
Mylan Laboratories	665,900	10,627,764
		35,150,121
Industrial Services--4.4%		
Allied Waste Industries	1,049,400 a	13,379,850
ENSCO International	158,900	8,914,290
Grant Prideco	141,200 a	7,698,224
Jacobs Engineering Group	106,200 a	8,026,596
National Oilwell Varco	124,900 a	18,048,050
		56,067,010
Non-Energy Minerals--1.1%		
Alumina, ADR	320,400	8,106,120
Steel Dynamics	133,700	6,243,790
		14,349,910
Process Industries--4.0%		
Crown Holdings	250,800 a	5,708,208
Ecolab	291,500	13,758,800
Pactiv	699,400 a	20,044,804
Sealed Air	154,300	3,943,908
Sigma-Aldrich	164,800	8,032,352
		51,488,072
Producer Manufacturing--6.1%		
AMETEK	149,400	6,457,068
Autoliv	119,500	7,140,125
Cummins	179,600	22,969,044
Mettler-Toledo International	117,100 a	11,944,200
Roper Industries	122,400	8,017,200
Terex	248,800 a	22,148,176
		78,675,813
Retail Trade--6.1%		

Dollar Tree Stores	214,200 a	8,683,668
Family Dollar Stores	742,900	19,731,424
GameStop, Cl. A	151,000 a	8,508,850
Kroger	848,600	24,202,072
Sherwin-Williams	273,900	17,997,969
		79,123,983
Technology Services--7.2%		
Alliance Data Systems	26,400 a	2,044,416
CIGNA	663,000	35,331,270
Cognizant Technology Solutions,		
Cl. A	125,300 a	9,995,181
HLTH	688,600	9,757,462
Humana	251,000 a	17,539,880
WellCare Health Plans	174,200 a	18,365,906
		93,034,115
Transportation--.9%		
AMR	150,300 a	3,350,187
Continental Airlines, Cl. B	240,700 a	7,950,321
		11,300,508
Utilities--6.3%		
AGL Resources	106,300	4,211,606
Alliant Energy	232,000	8,890,240
Consolidated Edison	304,200	14,084,460
Mirant	62,900 a	2,558,772
NRG Energy	206,200 a	8,720,198
PG & E	647,500	30,950,500
Pinnacle West Capital	285,400	11,276,154
		80,691,930
Total Common Stocks		
(cost $1,115,624,984)		**1,286,698,737**

Other Investment--.2%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $2,272,000)	2,272,000 b	**2,272,000**
Total Investments (cost $1,117,896,984)	**100.1%**	**1,288,970,737**
Liabilities, Less Cash and Receivables	**(.1%)**	**(669,619)**
Net Assets	**100.0%**	**1,288,301,118**

ADR - American Depository Receipts

a   Non-income producing security.

b   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.